This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about June 12, 2006

Item 3.	News Release

June 12, 2006 Calgary, A.B.

Item 4.	Summary of Material Change

  TAG Oil Closes $30 Million Bought Deal Financing

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announces that it has completed the bought deal financing of 40,000,000 common shares at a price of $0.75 per share announced May 12, 2006. The private placement was completed through Canaccord Capital Corporation and raised gross proceeds of $30 million.

Item 5.	Full Description of Material Change

Calgary, Alberta – June 12, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announces that it has completed the bought deal financing of 40,000,000 common shares at a price of $0.75 per share announced May 12, 2006. The private placement was completed through Canaccord Capital Corporation and raised gross proceeds of $30 million.

The common shares issued pursuant to the private placement will have a four month hold period which expires on October 13, 2006.

The net proceeds of the financing will be used to complete the acquisition of Cheal Petroleum Ltd., PEP 38757 Ltd and PEP 38758 Ltd., to participate in the development of the Cheal oil field and to continue the Company’s exploration, drilling and seismic surveys in New Zealand as well as for working capital.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and were not offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For further information please go to our website at www.tagoil.com.

Contact:
Garth Johnson
gje@tagoil.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.	Date of Report

June 12, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia